EXHIBIT 11.1

DOMAIN EXTREMES INC

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

(Stated in US Dollars)

		For the Three months ended June 30,		For the Six months ended June 30,
		2009	2008	2009	2008	2007
	Notes	$	$	$	$	$

Net sales		-	-	-	-	-
Cost of sales		-	-	-	-	-

Gross Profit		-	-	-	-	-
Other operating income	3	90	677	106	1,048	148
Administrative and other operating expenses, including share based compensation		(13,550)	(4,098)	(16,131)	(9,076)	(4,242)

Operating loss before income taxes		(13,460)	(3,421)	(16,025)	(8,028)	(4,094)
Income taxes	4	-	-	-	-	-

Net loss		(13,460)	(3,421)	(16,025)	(8,028)	(4,094)

(Loss) per share of common stock
- Basic and diluted		(0.02 cents)	(0.01 cents)	(0.02 cents)	(0.02 cents)	(0.02 cents)

Weighted average shares of common stock
- Basic and diluted		85,436,561	37,025,700	77,642,283	37,025,700	27,273,834